P.E. 2/1/02

02013853

FEB 8 2002

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report to Foreign Issuer

Pursuant to Rule 13a-16 pr 15d-16 of

the Securities Exchange Act of 1934

PROCESSED
FEB 12 2002
THOMSON
FINANCIAL

For the month of February, 2002

Origin Energy Limited
(Translation of registrant's name into English)

Level 39
AMP Centre
50 Bridge Street
SYDNEY NSW 2000
(Address of principal executive offices)

Indicative by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ...X.......... Form 40-F ....

Indicative by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No...X..........

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82................

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 30/01/2002

TIME: 17:27:04

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Second Quarter Activities Report

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	30 January 2002
From	Bill Hundy	Pages	18
Subject	**Origin Energy Limited**		

Attached is the Origin Energy Limited report for the quarter ended 31 December 2001.

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 39, AMP Centre , 50 Bridge Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au

Origin energy

30 January 2002

Report for the quarter ended 31 December 2001 To the Australian Stock Exchange

Origin Energy Limited hereby submits this quarterly report to the Australian Stock Exchange which covers the activities of wholly owned subsidiary Origin Energy Resources Limited and partly owned subsidiary Oil Company of Australia Limited.

Highlights during the quarter were:

- A feasibility study has been commenced on the development of the Thylacine (T/30P) and Geographe (VIC/P43) gas fields.
- In the Bassgas project which is planned to bring the Yolla field gas to Victorian markets, tenders for the delivery of offshore and onshore works have been received and are being evaluated. A gas plant site has been secured and negotiations are underway on pipeline easements. The approval was obtained from the Victorian and Commonwealth Governments to place the Environmental Effects Statement and Environmental Impact Statement on public exhibition.
- An agreement was reached with AWE Petroleum Pty Ltd (AWE) on the purchase of a 7% interest in T/RL1 (Yolla) from AWE increasing Origin's interest in the Yolla gas field to 37.5%.
- The Hovea 1 exploration well in Perth Basin flowed oil at a rate of 950 bpd and gas at 0.1 MMscf/d.
- Testing of the Beharra Springs North 1 well, drilled in the previous quarter, resulted in a gas flow rate of 30 MMscf/d.
- Sixteen wells (seven development/nine exploration or appraisal) were drilled in the Cooper Basin (SA and Qld). Eleven wells were cased and suspended as future producers (ten gas : one oil) while three wells were in progress at the end of the month (each subsequently cased and suspended as a future gas producer).
- Two development wells on the Springton gas field in the Denison Trough successfully tested a number of producing horizons and discovered new gas pools in the Catherine Sandstone and Aldebaran Sandstone.
- A further four development wells were drilled in the Dawson Valley coal seam gas fields and six development wells on the Peat coal seam gas field were completed and connected increasing deliverability from these fields. A pilot production program is in progress on the Talinga coal seam gas field.
- Oil Company of Australia Limited participated in the drilling of two exploration wells on the Sorrento Dome in onshore Louisiana, USA, one of which was identified as a potential oil and gas producer.

- Oil Company of Australia Limited entered into an agreement with Beach Petroleum NL whereby that company will purchase OCA's interests in the Bodalla assets (ATP 269P and PLs 31, 32, 47 and 184) and the Naccowlah Block and associated PLs in south west Queensland.

- A 25% interest in PEP 38729 (New Zealand) was acquired from New Zealand Oil & Gas Limited and agreement was reached with Preussag Energie GmbH for that company to acquire a 15% interest in PEP 38728 (New Zealand) from Origin by contributing to the Makino 1 well which spudded in December 2001.

- Agreement was reached with Apache Northwest Pty Ltd on the sale of Origin's 25.24% interest in EP 342 and TP/9.

Report for the quarter ended 31 December 2001

1. SALES

The share of product sold during the quarter is summarised as follows:

Sales Volumes

Product	Unit	This Quarter	Previous Quarter	% Change	2nd Quarter 2000/01	YTD 2001/02	YTD 2000/01
Natural Gas	PJ						
SA Cooper & SWQ		9.14	10.73		9.03	19.87	19.14
Otway Basin		1.78	2.10		1.72	3.89	3.98
Perth Basin		0.59	0.77		0.98	1.36	2.01
Carnarvon Basin		1.91	2.02		1.99	3.93	3.89
Coal Seam Gas		2.13	2.08		0.56	4.21	1.13
Surat / Denison		2.71	2.64		3.56	5.35	6.83
Total		18.27	20.34	-10%	17.84	38.61	36.98
Crude Oil	kbbls						
SA Cooper & SWQ*		68.50	71.32		109.61	139.82	169.33
Surat / Denison		32.58	39.44		40.40	72.02	62.58
Eromanga		99.53	127.53		116.65	227.06	260.31
Total		200.61	238.29	-16%	266.66	438.90	492.22
Condensate/naphtha	kbbls						
SA Cooper & SWQ*		250.01	88.83		140.26	338.83	300.40
Otway Basin		7.56	7.65		9.24	15.21	20.01
Perth Basin		0.55	1.07		1.31	1.62	2.89
Surat / Denison		12.20	14.50		16.54	26.69	31.18
Total		270.32	112.04	141%	167.35	382.36	354.48
LPG	ktonnes						
SA Cooper & SWQ*		21.74	3.71		13.69	25.45	27.78
Surat / Denison		1.80	2.01		2.23	3.81	4.71
Total		23.54	5.73	311%	15.92	29.26	32.49
Ethane	ktonnes						
SA Cooper & SWQ		11.93	11.26		11.61	23.19	22.71
Total		11.93	11.26	6%	11.61	23.19	22.71
Total Sales	PJE	22.68	23.20		21.69	45.88	44.54

(* Increases in SA Cooper and SWQ condensate/naptha and LPG sales volumes reflect the timing of liftings in respect of these products.)

Sales Revenue ($000)

		This Quarter	Previous Quarter	% Change	2nd Quarter 2000/01	YTD 2001/02	YTD 2000/01
External		73,495	67,285	9%	65,577	140,780	141,789

Sales Volumes by Basin (PJE)

	This Quarter	Previous Quarter	% Change	2nd Quarter 2000/01	YTD 2001/02	YTD 2000/01
SA Cooper & SWQ	12.58	12.39		11.70	24.98	24.29
Otway Basin	1.82	2.14		1.77	3.97	4.09
Perth Basin	0.59	0.78		0.99	1.37	2.03
Carnarvon Basin	1.91	2.02		1.99	3.93	3.89
Coal Seam Gas	2.13	2.08		0.56	4.21	1.13
Surat / Denison	3.06	3.04		3.99	6.10	7.60
Eromanga	0.58	0.74		0.68	1.32	1.52
Total	22.68	23.20	-2%	21.69	45.88	44.54

2. MARKETING AND DEVELOPMENT ACTIVITIES

2.1 South Australia

2.1.1 Cooper/Eromanga Basin

SA Unit Area (Interest 13.19%)

Four development wells were drilled and completed in the quarter including one drilling at the end of the previous quarter. The one well previously drilling, Big Lake 70, was cased and suspended as a future gas producer. The Moomba 149 and 151 gas development wells were cased for future production from the Toolachee, Daralingie or Epsilon reservoirs. The Moomba 167 oil development well was drilled as a high angle well to intersect the Hutton Sandstone and was completed as a successful well over that reservoir.

Agreement was reached with the insurers in respect of the business interruption insurance to cover lost revenue resulting from the Moomba plant fire in June 2001.

2.1.2 Otway Basin

PPL 62 (Interest 75.7143%, Katnook area gas fields),
PPL 168 (Interest 75.7143%, Redman gas field)

No significant development activity during the quarter.

2.2 Queensland

2.2.1 Cooper/Eromanga Basins

ATP 259P - SWQ Gas Unit (Origin Energy Resources Limited 16.5% and Oil Company of Australia Limited 0.2375%)

Two development wells, Juno 3 and Barrolka 6, were drilled during the quarter with Juno 3 being cased and suspended and Barrolka 6 plugged and abandoned. The Juno 3 well was completed during the quarter and had an initial clean up flow of 10.3 MMscf/d. The Barrolka 8 development well, which spudded in mid December, was at the intermediate casing point (2592mRT) prior to drilling the reservoir section underbalance at the end of the quarter (subsequently cased and suspended).

Four Tartulla wells were completed and tested during the quarter at a combined flow of 22.4 MMscf/d on clean up flow. The field is expected to be connected by mid 2002.

In the Baryulah region the Vega 2 and Hera 2 wells were successfully fracture stimulated during the quarter. The initial pre-frac rate was 9.5 MMscf/d and 4.4 MMscf/d compared with the post-frac rate of 14.5 MMscf/d and 6.4 MMscf/d. The Baryulah 4 and 5 development wells and the Wellington 1 exploration well were completed and connected during the quarter with initial rates of 11.0 MMscf/d, 12.0 MMscf/d and 9.8 MMscf/d respectively. The connections of Hera 2, Juno 2 and 3, and Vega North 1 are scheduled to be completed by the end of January. At the end of December, the capacity of the Baryulah area is estimated to be 80 MMscf/d, including Vega 1 and 2.

Wackett 6 was brought on line on 16 November with the potential to be able to flow up to 16 MMscf/d.

Challum 19 Kalladeina (Pre-Permian) was on line on 24 November with an initial rate of 8.9 MMscf/d. A separator test will be performed in the near future to determine the potential of this zone. The well has two other reservoir zones in the Hutton Sandstone and the Toolachee Formation.

Commissioning of the compressor of the Challum Hutton line was completed in late November. The commissioning of the compressor of the Ballera line is ongoing.

ATP 259P (Origin Energy Resources Limited Block Interests 10-27%)

No significant development activity during the quarter.

PLs 31, 32 & 47 (Oil Company of Australia Limited 72.75% (Operator))

No significant activity to report.

The Company has entered into an agreement to sell its interests in PL31 Bodalla South oil field, PL32 Kenmore oil field, and PL47 Black Stump oil field to Beach Petroleum NL. Subject to the parties executing a Sale and Purchase Agreement, the effective date of sale will be 1 October 2001.

PL 184 (Oil Company of Australia Limited 69.59% (Operator))

No significant development activity to report.

The Company has entered into an agreement to sell its interests in PL184 Thylungra gas and condensate fields to Beach Petroleum NL. Subject to the parties executing a Sale and Purchase Agreement, the effective date of sale will be 1 October 2001.

PLs 23, 24, 25, 26, 35, 36, 62, 76, 77, 78, 79, 82, 87, 105, 107, 109, 133, 149, 175, 181 & 182 - Naccowlah Block (Oil Company of Australia Limited 0.5%. OCA has a 1.25% interest in the Jackson-Moonie Pipeline)

No significant development activity to report.

The Company has entered into an agreement to sell its interests in ATP259P Naccowlah Block and associated PLs (excluding SWQ Unit subleases) to Beach Petroleum NL. Subject to the parties executing a Sale and Purchase Agreement, the effective date of sale will be 1 October 2001.

2.2.2 Surat Basin

PLs 30, 56 & 74 / PPL 22 (Oil Company of Australia Limited 20%, Angari Pty Limited 49% (Operator) in PLs 56 and 74; Oil Company of Australia Limited 20%, Angari Pty Limited 55% (Operator) in PL 30)

No significant development activity to report.

PLs 53 and 174 / PPL 63 (Oil Company of Australia Limited 100% (Operator)

No significant development activity to report.

PLs 70 & 71 (Oil Company of Australia Limited 22.5% (Operator), Angari Pty Limited 67.5% in PL 71; Oil Company of Australia Limited 100% (Operator) in PL 70)

No significant activity to report.

PLs 10, 11, 12, 28, 69 & 89 (Oil Company of Australia Limited 10.745%, Oil Investments Ltd 35.505%); (Oil Company of Australia Limited 5.8075%, Oil Investments Ltd 19.1925% in Snake Creek East Exclusion Zone)

No significant activity to report.

PLs 21, 22, 27 & 64 (Oil Company of Australia Limited 64% (Operator), Oil Investments Limited 19% and Angari Pty Limited 4.5% in PLs 21, 22 and 27; Oil Company of Australia Limited 83% (Operator) and Angari Pty Limited 4.5% in PL 64)

The Maid of Auckland 1 and Brekkie Creek 1 oil appraisal wells were drilled under the Nexus Energy Farmin Agreement during October 2001. Neither intersected the primary target Showgrounds Sandstone but both were cased and suspended after intersecting a gas saturated intra Moolayember Sandstone. Perforation and testing of these wells occurred in December 2001 however initial flow rates appear to be subeconomic. Testing is continuing.

PL 14 / PPL 3 (Oil Company of Australia Limited 100% (Operator))

The Ettamogah 1 oil exploration well in the Wilga region (also a Nexus Energy farmin well) was drilled during October 2001. The well was plugged and abandoned after encountering minor gas shows.

2.2.3 Bowen Basin

PLs 41, 42, 43, 44, 45, 54, 67, 173 & 183 / PPLs 10 & 11 (Oil Company of Australia Limited 50% (Production Operator))

The Springton 7 and 8 appraisal wells were drilled during the fourth quarter 2001.

Springton 7 was successful in targeting net gas pay in the Mantuan, Catherine, Freitag and upper Aldebaran reservoirs. New gas pools were discovered in the lower Catherine (which was tested on DST and flowed gas at 1.2 MMscfd) and lower Aldebaran units (which were air-drilled and flowed on test at approximately 2.6 MMscfd). The well is currently connected and flowing from the air-drilled section only. The final dual completion of the well will be conducted in early 2002.

Springton 8 was successful in targeting net gas pay in the Catherine, Freitag and upper Aldebaran reservoirs. An air-drilled gas rate of 4.2 MMscfd was achieved from the Freitag and upper Aldebaran units. Good gas shows and log pay was intersected in a lower Catherine sand unit and this previously bypassed unit will be completed along with the main Catherine target. Total expected deliverability from the well is 5.7 MMscfd.

PL 94 (Oil Company of Australia (Moura) Pty Ltd 100% (Operator))

An additional 4 development/appraisal wells (Moura 30-33) were drilled and fracture stimulated during the period. Completion of the wells and associated pipelines will be completed in early 2002.

PL 101 (Oil Company of Australia Limited 50% (Operator), Oil Company of Australia (Moura) Pty Ltd 50%))

A total of 6 development and appraisal wells (Peat 28-33) were drilled in the previous quarter. Completion of these wells for production and pipeline construction connecting the wells to existing facilities were completed during the period. Production reached 17 TJ/d as a result of this development.

2.3 Western Australia

2.3.1 Perth Basin

L11 (Interest 67.0%) (Beharra Springs gas field)

Clean up and testing of Beharra Springs North 1 was completed in December. During the cleanup the well flowed gas to surface at a stabilised wellhead flowing pressure of 2158 psig across a ¾ inch choke, at an estimated flow rate of 30 MMscf/d.

Completion of the well will be finalised in early 2002 with connection to the plant expected during 1st Quarter 2002.

2.3.2 Carnarvon Basin

L9 (Interest 56.55%, Tubridgi gas field)

The water shut-off and perforation program was completed during October.

2.4 Victoria

2.4.1 Otway Basin

PPL 8 (Interest 100%, Dunbar gas field)

Gas sales from Dunbar 1 DW ceased during October with the onset of water production in the well.

PPL 2 (Interest 100%, Iona gas field excluding Iona gas reservoir)

No activity during the quarter.

2.5 Tasmania

2.5.1 Bass Basin

T/RL1 (Interest 37.5%)

An agreement was reached with AWE Petroleum Pty Ltd (AWE) on the purchase of a 7% interest in T/RL1 from AWE.

Tenders were received from EPC Contractors for the delivery of the offshore and onshore works in late December. A series of clarification meetings on both commercial terms and infrastructure capital requirements are being undertaken to determine the best outcome for the Joint Venture.

A gas plant site has been secured near the township of Lang Lang and negotiations are underway with landowners to acquire options for a 20 metre wide easement for the pipelines associated with the project.

Approval has been obtained from both the Victorian and Commonwealth Governments to place the Environmental Effects Statement and Environmental Impact Statement on public exhibition.

3. EXPLORATION ACTIVITIES

3.1 South Australia

3.1.1 Cooper/Eromanga Basin

SA Unit Area (Interest 13.19%)

Five exploration/appraisal wells were completed during the fourth quarter of 2001 and four were cased and suspended. Beckler 5, a sixth (appraisal) well drilled during the fourth quarter, was running wireline logs on 31 December prior to rig release on 2 January, 2002.

One gas exploration well, Crowsnest 1, which was drilling ahead at 30 September was cased and suspended as a future Toolachee and Patchawarra gas well. The well was a test of stratigraphically-trapped gas potential on the northern flank of the Dullingari North structure. Crowsnest 1 was located approximately 5 km west of Bow 2 which was also cased and suspended as a successful Toolachee/Patchawarra appraisal well on the greater Dullingari North gas play. The Beckler 4 and 5 gas appraisal wells on the same gas play intersected gas pay in the Patchawarra Formation and were cased and suspended.

Pelican 7 gas appraisal well on the south-western nose of the Merrimelia High intersected gas and was cased and suspended for future production from the Toolachee and Patchawarra formations.

The Cabernet 4 appraisal well failed to intersect gas pay in the Patchawarra Formation primary objective and was plugged and abandoned.

Origin elected not to participate in two other wells drilled in the SA Unit area.

No seismic data were acquired in the quarter.

New Exploration Permit Block CO-99E (Interest 100%)

Following the advice that Origin Energy Resources Limited would be awarded new exploration tenement Block CO-99E, the company accepted the award and has commenced a process leading to the resolution of Native Title. This process has been slowed through the period of Native Title negotiations on the CO-98 blocks. Once this process is completed a Petroleum Exploration License (PEL) can be granted by PIRSA and the work program will then commence.

3.1.2 Otway Basin

PEL 27 (Interest 100.0%)

Processing of the 55.2 km Nampara 2D Seismic Survey which was recorded in April 2001 was completed in December. Interpretation and mapping of this data will be undertaken during 2002. This survey will detail oil-prone prospects near to the non-commercial Killanoola 1 oil discovery.

PEL 32 (Interest 75.7143%)

New analysis of the results of Balnaves 1, drilled during the second quarter of 2001, indicates that a single gas column is present in the Balnaves structure. However, the reservoir was comparatively tight at the Balnaves 1 location. Further studies are planned to determine if a location with superior reservoir quality exists on the greater Balnaves structure.

Reprocessing trials undertaken on the Balnaves 3D seismic survey has enhanced the ability to map in areas of the survey that previously had poor data quality. Consideration is being given to reprocessing the entire Balnaves and Haselgrove 3D seismic surveys during the first quarter of 2002, aimed at mapping any prospects present in the poor data quality areas.

PEL 57 (Interest 50%)

An application to renew the permit for a further five-year term was submitted to PIRSA in early October 2001. Renewal documentation was being finalised at the end of December 2001. The Year 1 program of the renewal is for the acquisition of a High Resolution Gravity Survey and 50kms of 2D seismic data. These will be acquired over the Summer Hill and Orana leads respectively.

PEL 66 (Interest 70%)

The operator continues to undertake geological and geophysical studies to evaluate the prospectivity of the permit.

PEL 72 (Interest 62.5%)

Studies of the unsuccessful McNamara Park 1 drilling result have demonstrated poor sealing lithologies exist in the northern part of the permit. Currently, data are being assessed in the southern part of the permit to assess whether a renewal application will be sought for the permit in March 2002.

PEL 83 (Interest 60%)

Interpretation and mapping of the 65 km^2 St George 3D Seismic Survey commenced during the quarter.

3.2 <u>Queensland</u>

3.2.1 Cooper/Eromanga Basin

ATP 259P - SWQ Gas Unit (Origin Energy Resources Limited 16.5% and Oil Company of Australia Limited 0.2375%)

Two exploration wells were drilled during the period.

The Vega North 1 exploration/appraisal well was drilled approximately 1.9 km north of Vega 2. The primary objective of the well was to appraise the Wellington Stratigraphic PC45-10 play in NE region of the interpreted play area. The secondary objective of the well was to also appraise a small 4-way (approximately 100 acres) Patchawarra closure. The well spudded on the 21 October and was drilled to a depth of 2794 mRT and was cased and suspended as a future Permian gas producer based on electric logs and hydrocarbon shows.

The Quasar Southeast 1 exploration/appraisal well was drilled approximately 1.1 km southeast of Quasar South 1. The primary objective of the well was to appraise the Patchawarra Formation on a subculmination of the Quasar South structure. The well spudded on the 2 December and was drilled to a depth of 2520 mRT. A DST was conducted over a mid Patchawarra reservoir sandstone, which flowed gas to surface at 3.9 MMscf/d. The well was cased and suspended as a future Patchawarra gas producer.

The Tellus South 1 exploration/appraisal well located approximately 1 km southeast of Tellus 1 spudded on the 25 December and was drilling ahead in the Namur Sandstone at the end of the quarter (it was subsequently cased and suspended as a future gas producer).

Acquisition of the joint exploration/development 713 km² 3D seismic survey in the Central Fields/Northern Naccowlah region commenced during September and was completed during the quarter with the final 518 km² recorded. During November 71 km of the 2D program was also recorded in the Central/Naccowlah North area. The remainder of the 2001 2D (56.5 km) program will be postponed to 2002 due to water in the channels in the central Wareena Block region.

ATP 259P (Origin Energy Resources Limited Block Interests 10-27%)

No significant exploration activity during the quarter.

ATP 259P - Naccowlah Block (Oil Company of Australia Limited 0.5%)

No significant exploration activity to report.

The Company has entered into an agreement to sell its interest in ATP 259P Naccowlah Block to Beach Petroleum NL. Subject to the parties executing a Sale and Purchase Agreement, the effective date of sale will be 1 October 2001.

ATP 269P (Oil Company of Australia Limited 52.376% (Operator))

No significant exploration activity to report.

The Company has entered into an agreement to sell its interest in ATP 269P to Beach Petroleum NL. Subject to the parties executing a Sale and Purchase Agreement, the effective date of sale will be 1 October 2001.

PL 184 (Oil Company of Australia Limited 69.59% (Operator))

No exploration activity to report.

As indicated above, the Company has entered into an agreement to sell its interest in PL 184 to Beach Petroleum NL with effect from 1 October 2001.

ATP 633P (Oil Company of Australia Limited 50% (Operator))

Awaiting grant of title. The Joint Venture has elected to enter into a group Right-To-Negotiate process under the Commonwealth Native Title Act in order to facilitate grant of the title and has met with the State Government and the land council to develop a process to expedite the Right-To-Negotiate process.

3.2.2 Surat Basin

Drilling as part of the Year 1 Exploration programme for the Nexus Energy Farmin Agreement continued in October 2001 (refer to section on Marketing and Development Activities).

ATP 212P (Oil Company of Australia Limited 20%, Angari Pty Limited 49% (Operator))

A geochemical survey targeting 5 prospects and leads in ATP212P was previously acquired in July 2001. Results from this survey are pending.

ATP 336P (Oil Company of Australia Limited 10.745%, Oil Investments Ltd 35.505%)

No activity to report.

ATP 375P (Oil Company of Australia Limited 100% (Operator))

Further analysis of the geochemical data acquired in 2000 was conducted to select potential drilling candidates as part of the Nexus Energy Farmin exploration programme.

ATP 470P Redcap & Rolston (Oil Company of Australia Limited 22.5% (Operator), Angari Pty Limited 67.5% in ATP 470P Redcap; Oil Company of Australia Limited 100% (Operator) in ATP 470P Rolston)

No activity to report.

ATP 471P Weribone Pooling Area (Oil Company of Australia Limited 50.64% (Operator))

No activity to report.

ATP 692P (Oil Company of Australia Limited 50% (Operator))

A four hole pilot program in the Talinga field was progressed during the period. Talinga 2 and 5 holes drilled in the previous period were fracture stimulated and the drilling of Talinga 3 and 4 was also completed. Production testing of the pilot will commence in early 2002.

3.2.3 Bowen Basin

ATP 337P (Oil Company of Australia Limited 50%)

Detailed interpretation of specific high graded areas from the northern Denison aeromagnetic survey is in progress. Two exploration/appraisal wells, Warrinilla 8 and Bootes Creek 1, were drilled during the fourth quarter. Neither well intersected net gas pay and both were subsequently plugged and abandoned.

ATP 525P (Oil Company of Australia Limited 50% (Operator), Oil Company of Australia (Moura) Pty Ltd 50%)

Production testing at the Wee Warra 1 well drilled in January 2001 continued during the period.

The present program is being funded by Queensland Gas Company Limited which has entered into a farmin arrangement with the titleholders.

ATP 553P (Oil Company of Australia Limited 50%)

No activity to report.

ATP 564P (Oil Company of Australia (Moura) Pty Ltd 50% (Operator))

Production testing of the Harcourt 1 and Mungi 1 exploration wells drilled in April 2001 continued during the period.

ATP 602P (Oil Company of Australia (Moura) Pty Ltd 100% (Operator))

No activity to report,

3.3 Victoria

3.3.1 Otway Basin

PEP 159 (formerly PEP 101) (Interest 75%)

Processing, mapping and interpretation of the 66km Gipsys Creek 2D Seismic Survey is complete and has resulted in delineation of the Cartcarrong prospect. The current permit year includes a commitment to drill a well, this will be selected from a small inventory of prospects in the permit, including the Cartcarrong, Findra and Bangana prospects.

PEP 152 (formerly PEP 111) (Interest 50.51%)

Seismic reprocessing of all data over the Tower and Taurus prospects is complete and interpretation and mapping of that data commenced in early January 2002. A well is programmed for drilling in the next permit year that commences in February 2002.

PEP 160 (formerly PEP 119) (Interest 40%)

The Operator, Santos Limited, has proposed that the current permit year's activities include geological and geophysical studies, reprocessing of 200km of old seismic data and the acquisition of 200 km of new 2D seismic data.

PEP 150 (gazettal block VIC/099(1)) (Interest 75%)

Prior to award of this permit it is necessary to proceed through the Right to Negotiate process or to reach an Indigenous Land Use Agreement in relation to Native Title claims over those parts of the permit that comprise Crown Lands. This negotiation process is continuing and included a meeting with the representatives of the Native Title claimants in December.

VIC/P43 (Interest 30%)

Studies have commenced to assess the feasibility of developing the Geographe field. Operatorship of the permit will transfer from Origin Energy to Woodside on 1 January 2002.

3.4 Tasmania

3.4.1 Otway Basin

T/30P (Interest 30%)

Studies have commenced to assess the feasibility of developing the Thylacine field. Operatorship of the permit will transfer from Origin Energy to Woodside on 17 February 2002.

3.4.2 Bass Basin

T/18P (Interest 41.4%)

Data from the Shelduck 2D Seismic Survey, acquired in June 2001, have been processed and interpretation will commence shortly.

3.5 Western Australia

3.5.1 Perth Basin

EP 320/L11 (Interest 67.0%)

Evaluation of the results from the drilling program completed in the previous quarter is continuing. These interpretations are focused on well post-mortems and incorporating the results into the permit database.

An application for renewal of EP 320 for a further 5-year term was submitted in December 2001.

EP 413 (Interest 49.18%)

The 60.1 km Ularino 2D seismic survey was completed on 14 November. Processing of the data has indicated the development of a lead in the northeast corner of the permit, 5 km southwest of the recent Hovea oil discovery in L1.

A further 2D seismic line of approximately 7km to confirm the development of this lead is expected to be recorded in early 2002.

L1 and L2 (Acquiring 50% Interest)

Acquisition of the 180 km^2 Hibbertia 3D seismic survey was completed in December 2001.

The Hovea 1 exploration well, drilled by Origin as part of the farm-in program was spudded on 3 October. Wireline log and formation pressure data indicated the presence of a gross 8-metre moveable oil column within a good quality reservoir. A Drill Stem Test run over the interval 1995 to 2002 metres recovered a total of 122 barrels of 41.6 degree API oil at an average flow rate of 950 barrels per day with associated gas at 0.1 MMscf/d through a ½" choke. There were no indications of depletion and no water was recorded.

It is intended to complete the Hovea 1 well in early 2002 following completion of Beharra Springs North 1 (L11) and to clean up and test the well over a 10 to 14 day period.

As the Hovea structure is poorly defined by seismic data the Hibbertia 3D seismic program is being extended to include additional coverage over the Hovea area. Acquisition of the 56 km^2 Hovea 3D seismic survey commenced in late December.

Once the Hovea 3D data has been acquired, processing over the Hovea area will be fast tracked with a view to identifying a second location for drilling during 2nd Quarter 2002.

EP 368 (Acquiring 15% Interest)

The Arradale 1 well spudded on 28 October. The primary objective Dongara/ Wagina Sandstone was intersected 107m high to prognosis. No shows were recorded and the well was subsequently plugged and abandoned on 10 November.

3.5 Western Australia

3.5.2 Carnarvon Basin

EP 342, TP/9 (Interest 25.24%)

Origin Energy Resources Limited (OERL) has completed a Sale and Purchase Agreement with Apache Northwest Pty Ltd with respect to OERL's equity in the permit.

WA-256-P (Interest 15.57%))

Origin Energy Resources Limited (OERL) has entered into a Sale and Purchase Agreement with Wandoo Petroleum Pty Ltd with respect to OERL's equity in the permit.

WA-257-P (Interest 24.9%)

Origin Energy Resources Limited (OERL) has entered into a Sale and Purchase Agreement with Wandoo Petroleum Pty Ltd with respect to OERL's equity in the permit.

WA-8-L (Interest 10%)

Origin Energy Resources Limited (OERL) is negotiating a Sale and Purchase Agreement with Santos Ltd with respect to OERL's equity in the licence.

3.6 Northern Territory/Western Australia

3.6.1 Bonaparte Basin

WA-6-R, NT/RL1 (Interest 5%)

The Operator, Santos Limited, is continuing to pursue marketing efforts to commercialise the field, including holding discussions with other operators in the area; to investigate the possibility of incorporating of Petrel into other developments.

3.7 New Zealand

3.7.1 East Coast Basin

PEP 38328 (Interest 37.5%)

Seismic data reprocessing has been completed and received. Interpretation of these data will begin in the 1st Quarter 2002.

This work is being undertaken in conjunction with PEP 38332.

PEP 38332 (Interest 37.5%)

Seismic data reprocessing has been completed and received. Interpretation of these data will begin in the 1st Quarter 2002.

This work is to be undertaken in conjunction with PEP 38328.

PEP 38330 (Interest 22.5%)

The Waingaromia 2 spud date has been delayed (now likely to be in the 1st Quarter 2002) due to availability of a suitable rig and wet weather. Planning for the drilling is continuing.

PEP 38718 (Interest 20%)

Review of the results of Tuihu 1 continues, including the option to deepen the well, or to sidetrack to address the Tikorangi reservoir. Seismic reprocessing is being considered to detail these initiatives, and other leads in the permit.

PEP 38728 (Interest 15%)

Makino-1 spudded 10 December 2001, and will drill to a TD of approximately 4500m. The TD will be reached in February 2002.

Origin Energy Resources NZ Limited reduced its interest in the permit to 15% with a farmin arrangement (effective 11 December 2001) with Preussag Energie GmbH which will contribute to the drilling of Makino 1.

PEP 38729 (Interest 25%)

Origin Energy Resources NZ Limited acquired a 25% interest in this permit, operated by New Zealand Oil and Gas Limited, effective 16 October 2001.

The 40.42km Opito Seismic Survey was acquired and processed, and will be interpreted during the 1st Quarter 2002. Drilling of the Opito 1 well is scheduled for late 1st Quarter/early 2nd Quarter 2002.

3.8 United States of America

3.8.1 Gulf of Mexico (Onshore)

Oil Company of Australia Limited participated in the drilling of two exploration wells on the Sorrento Dome in onshore Louisiana, United States of America, to earn a percentage of Darcy Inc's interest in these prospects. The Burlington United Lands 1 well failed to encounter hydrocarbons in the primary target, the Planulina Unit, but will be completed as a potential oil and gas producer in the shallower Marg A Unit. The Company has earned a 9.83% interest in the prospect area about the well.

The second well, the Darcy United Lands 1 well, was plugged and abandoned.

4. EXPLORATION AND DEVELOPMENT EXPENDITURE

E & D Expenditure	A$'000	This Quarter	Previous Quarter	% Change	2nd Quarter 2000/01	YTD 2001/02	YTD 2000/01
Exploration / Appraisal		15,753	20,643	-24%	10,372	36,396	17,102
Development / Plant		19,835	18,542	7%	22,902	38,377	39,694
Total		35,588	39,185		33,274	74,773	56,796

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 24/01/2002

TIME: 10:10:14

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

To operate offshore block in exciting new oil Province

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	24 January 2002
From	Bill Hundy	Pages	3
Subject	**ASX RELEASE**		

Please find attached an announcement entitled "Origin Energy to Operate Offshore Block in Exciting New Oil Province in the Northern Perth Basin".

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

Origin energy

ASX Release

24 January 2002

Origin Energy to Operate Offshore Block in Exciting New Oil Province in the Northern Perth Basin

Origin Energy advises that it has reached agreement with Dana Petroleum plc and Black Rock Petroleum to earn 30% equity in the WA 226P Permit and assume Operatorship.

WA 226P is located in offshore waters approximately 230km northwest of Geraldton and covers an underexplored extension of the northern Perth Basin. The prospectivity of this region has been upgraded by the recent oil discovery in the Cliff Head wells to the south.

Only two exploration wells have been drilled in the permit to date, with Livet-1 encountering an interpreted residual oil column.

To earn its 30%, Origin Energy will contribute on a promoted basis to the drilling of one well, required to be drilled by November 2002. The well is to be drilled on the Morangie structure, interpreted to have the potential to contain up to 250 million barrels of oil in place. Target reservoir is sandstones of the Wagina Formation below the Kockatea Shale regional seal, the same reservoir/seal relationship recorded in many other Perth Basin oil and gas fields, and the same as that recorded in Origin's recently operated Hovea 1 oil discovery located onshore in Permit L1.

Several follow up structures are also present in WA 226P. These will be evaluated following the drilling of Morangie.

Commenting on the farm-in Rob Willink, Origin's General Manager for exploration said "This is an exciting new phase for Origin, returning to operatorship of an offshore permit in Western Australian waters. The WA 226P permit is regarded as having good potential for commercial oil discoveries and fits well with Origin's long-standing and recently acquired interests in the onshore Perth Basin where recent success has included the Hovea 1 oil discovery and the Beharra Springs North gas discovery. Origin is confident that it has secured a prime position in the basin and, with this opportunity and the recently acquired onshore 3D seismic program in Permit L1 and 2D seismic program in EP 413, is well positioned to move forward into a new phase of oil and gas exploration and development in the basin".

Participants in WA 226P following completion of the farm-in will be:

Origin Energy	30.00% (operator)
Dana Petroleum plc	52.00%
Black Rock Petroleum	13.00%
Voyager Energy	5.00%

Note: The above post farm-in interests take into account the withdrawal of EDC Australia from the WA 226P joint venture with effect from November 2001. Subject to government approval, the current Co-venturers are Dana Petroleum (80% and operator) and Black Rock Petroleum (20%).

For further information contact:

Dr Rob Willink
General Manager - Exploration
Phone: 07 3858 0676
Email: rob.willink@upstream.originenergy.com.au

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 18/01/2002

TIME: 15:37:26

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Cooper Basin Reserves

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	18 January 2002
From	Bill Hundy	Pages	2
Subject	**COOPER BASIN RESERVES**		

Please find attached an announcement regarding Cooper Basin Reserves.

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 39, AMP Centre , 50 Bridge Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au

Origin energy

ASX Release

18 January 2002

Cooper Basin Reserves

Origin Energy has reviewed the Australian Stock Exchange announcement made by Santos Limited this morning and has concluded that the reserve estimates now reported by Santos for the Cooper Basin are not materially different from those contained in Origin's last annual report.

Origin Energy independently assesses its anticipated recoverable reserves at the end of each financial year. Historically the reserves Origin has reported for its Cooper Basin interests have been more conservative than those reported by Santos.

For further information on this release, please contact:

Bruce Beeren
Executive Director, Commercial
Origin Energy
Ph (02) 9220 6301

Origin Energy Limited ACN 000 051 696 • Level 6 , 1 King William Street Adelaide SA 5000
GPO Box 1199, Adelaide SA 5001 • Telephone (08) 8217 5376 • Facsimile (08) 8212 1530 • www.originenergy.com.au

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 17/01/2002

TIME: 17:37:51

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Progress Report-Port Fairy 1 Victoira PEP152

Origin energy

FAXED 17/1/02

Australian Stock Exchange
ORG000068

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	17 January 2002
From	Bill Hundy	Pages	2
Subject	**DRILLING REPORT**		

This Transmittal is confidential. If you have received this document in error, please contact Origin Energy immediately.

Please find attached a drilling report in relation to Port Fairy 1 in the onshore Otway Basin, Victoria.

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 39, AMP Centre, 50 Bridge Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au

Origin energy

ASX Release

17 January 2002

Port Fairy 1 Progress Report, onshore Otway Basin, Victoria PEP 152

Origin Energy Petroleum Limited as Operator of PEP 152 advises that the exploration well Port Fairy 1 that spudded on Wednesday 9 January 2002 was drilling ahead in the Belfast Mudstone at a depth of 1288 mRT at 6:00am on Thursday 17 January 2002. Port Fairy 1 is located in exploration permit PEP 152 in the onshore Otway Basin of western Victoria. The well is located on a separate and previously undrilled structure 2km to the north of the town of Port Fairy. The well has a planned total depth of 1550 mRT, the primary objective the Waarre Sandstone is prognosed to be intersected at a depth of approximately 1400 mRT.

Participants in PEP 152 are as follows:

Origin Energy Petroleum Limited (Operator)	50.51%
Essential Petroleum Resources Limited	33.90%
Lakes Oil NL	15.59%

The Port Fairy 1 well was proposed as a sole risk project by Essential Petroleum Resources Limited. Lakes Oil NL elected to participate in the project, whilst Origin Energy Petroleum Limited elected not to participate. Origin however is operating the well on behalf of the participants. Participating interests in the well are:

Essential Petroleum Resources Limited	84.41%
Lakes Oil NL	15.59%

For further information contact:

Dr. Rob Willink
General Manager - Exploration
Phone: 07 3858 0676
Email: rob.willink@upstream.originenergy.com.au

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 10/01/2002

TIME: 12:46:39

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Port Fairy 1 Progress Report

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	10 January 2002
From	Bill Hundy	Pages	2
Subject	**DRILLING REPORT**		

Please find attached a drilling report in relation to Port Fairy 1 in the onshore Otway Basin, Victoria.

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 39, AMP Centre , 50 Bridge Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au

Origin energy

ASX Release

10 January 2002

Port Fairy 1 Progress Report, onshore Otway Basin, Victoria PEP 152

Origin Energy Petroleum Limited as Operator of PEP 152 advises that the exploration well Port Fairy 1 spudded at 7:15am on Wednesday 9 January 2002. Port Fairy 1 is located in exploration permit PEP 152 in the onshore Otway Basin of western Victoria. The well is located on a separate and previously undrilled structure 2km to the north of the town of Port Fairy. The well has a planned total depth of 1550 mRT, the primary objective the Waarre Sandstone is prognosed to be intersected at a depth of approximately 1400 mRT.

At 6am on 10 January 2002 Port Fairy 1 was at a depth of 31 mRT and is drilling ahead.

Participants in PEP 152 are as follows:

Origin Energy Petroleum Limited (Operator)	50.51%
Essential Petroleum Resources Limited	33.90%
Lakes Oil NL	15.59%

The Port Fairy 1 well was proposed as a sole risk project by Essential Petroleum Resources Limited. Lakes Oil NL elected to participate in the project, whilst Origin Energy Petroleum Limited elected not to participate. Origin however is operating the well on behalf of the participants. Participating interests in the well are:

Essential Petroleum Resources Limited	84.41%
Lakes Oil NL	15.59%

For further information contact:

Dr. Rob Willink
General Manager - Exploration
Phone: 07 3858 0676
Email: rob.willink@upstream.originenergy.com.au

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 10/01/2002

TIME: 12:19:30

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Debt Issuance Program

Henry, Sue

From: ASX Online [ASX.Online@asx.com.au]
Sent: Thursday, 10 January 2002 12:20
To: Henry, Sue; Hundy, Bill
Subject: ORG - ASX Online e-Lodgement - Confirmation of Release

Debt Issuance Program 10.1.02....

ASX confirms the release to the market of Doc ID: 11682 as follows:
Release Time: 10-Jan-2002 12:19:22
ASX Code: ORG
File Name: Debt Issuance Program 10.1.02.PDF
Your Announcement Title: Debt Issuance Program

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	10 January 2002
From	Bill Hundy	Pages	2
Subject	**DEBT ISSUANCE PROGRAM**		

For your information I attach a copy of an announcement regarding Origin Energy's Debt Issuance Program.

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 39, AMP Centre , 50 Bridge Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au

Origin energy

ASX Release

10 January 2002

Origin Energy Debt Issuance Program

Origin Energy today announced that it has signed an unsecured debt issuance program jointly arranged by the National Australia Bank (National) and Salomon Smith Barney (SSB). The program provides the flexibility for the issuance of medium-term notes (MTNs), short term notes (STNs) and electronic promissory notes (EPNs) up to a limit of A$1 billion.

Standard and Poor's have assigned its 'BBB+' long term rating to the MTNs and 'A-2' short term rating to the STNs and EPNs. MTNs issued under the program will rank pari passu with all unsecured and unsubordinated obligations and will be secured by way of a negative pledge.

In addition to the National and SSB, Origin has also appointed ANZ Investment Bank, Commonwealth Bank of Australia and Westpac Banking Corporation as dealers to the program. The program will initially be used to refinance existing debt, thereby reducing borrowing costs and diversifying Origin's source of financing.

For further information on this release, please contact:

Bill Hundy
Company Secretary
Origin Energy
Telephone (02) 9220 6467

Origin Energy Limited ACN 000 051 696 • Level 6 , 1 King William Street Adelaide SA 5000
GPO Box 1199, Adelaide SA 5001 • Telephone (08) 8217 5376 • Facsimile (08) 8212 1530 • www.originenergy.com.au

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIGIN ENERGY LIMITED
(Registrant)

Dated 8 February 2002 by William M. Hundy, Secretary

(Signature)